UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of April 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 29th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about April 29, 2004

Item 3. Press Release

April 29, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Pacific and Genesis Power sign MoU to Drill Cardiff-2

Wellington, New Zealand – April 29, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral announced today that it is has signed a Memorandum of Understanding with Genesis Power to drill Cardiff-2, a deep gas well, in Petroleum Exploration Permit PEP 38738 in the onshore Taranaki Basin, New Zealand.

Item 5. Full Description of Material Change

Austral Pacific and Genesis Power sign MoU to Drill Cardiff-2

Wellington, New Zealand – April 28, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral announced today that it is has signed a Memorandum of Understanding with Genesis Power to drill Cardiff-2, a deep gas well, in Petroleum Exploration Permit PEP 38738 in the onshore Taranaki Basin, New Zealand.

Genesis Power, a New Zealand State Owned Enterprise, is the leading generator and retailer of electricity and gas in New Zealand, with assets valued at NZ $1.2 billion and revenue for the financial year ended June 2003 of NZ $1.4 billion. Genesis owns seven power stations including New Zealand's largest thermal plant, Huntly Power Station; and plans to build another major thermal power station in the near future.

Austral has entered into commercial arrangements with Genesis, whereby Genesis will fund the drilling and flow-testing of the Cardiff-2 appraisal well to acquire a 40% equity interest in respect of the deep petroleum rights in Petroleum Exploration Permit 38738, and associated rights to purchase all deep gas. These arrangements are subject to finalisation of contracts. Austral Pacific and its present partners will retain all rights to shallow petroleum in PEP 38738, including the Cheal field and similar prospects.

The Cardiff-2 well will target a number of sandstone reservoirs within the Kapuni Formation below 4,000m (13,000 feet). The Cardiff Prospect is defined as a deep structure covering an area of more than 20 sq km (5,000 acres) within PEP 38738; and Cardiff-1, drilled in 1993, encountered gas bearing sandstones over an interval of nearly 600m (2,000 feet) within this structure.

Announcing the signing of the Memorandum of Understanding, Austral Chief Executive Dave Bennett said that these commercial arrangements will result in the Cardiff-2 well being drilled and tested later this year. Dave Bennett and Genesis Chief Executive, Murray Jackson agreed that the application of modern drilling and testing techniques may establish substantial amounts of new gas here and elsewhere in the Taranaki Basin. The proximity of the Cardiff Prospect to existing gas infrastructure should result in a fast track development, in the event that commercially recoverable reserves are established.

Dave Bennett said “We are pleased to have entered into this arrangement with Genesis Power. We believe this deep gas prospect has enormous potential for both companies”.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

April 29, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Pacific and Genesis Power sign MoU to Drill Cardiff-2

Wellington, New Zealand – April 28, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral announced today that it is has signed a Memorandum of Understanding with Genesis Power to drill Cardiff-2, a deep gas well, in Petroleum Exploration Permit PEP 38738 in the onshore Taranaki Basin, New Zealand.

Genesis Power, a New Zealand State Owned Enterprise, is the leading generator and retailer of electricity and gas in New Zealand, with assets valued at NZ $1.2 billion and revenue for the financial year ended June 2003 of NZ $1.4 billion. Genesis owns seven power stations including New Zealand's largest thermal plant, Huntly Power Station; and plans to build another major thermal power station in the near future.

Austral has entered into commercial arrangements with Genesis, whereby Genesis will fund the drilling and flow-testing of the Cardiff-2 appraisal well to acquire a 40% equity interest in respect of the deep petroleum rights in Petroleum Exploration Permit 38738, and associated rights to purchase all deep gas. These arrangements are subject to finalisation of contracts. Austral Pacific and its present partners will retain all rights to shallow petroleum in PEP 38738, including the Cheal field and similar prospects.

The Cardiff-2 well will target a number of sandstone reservoirs within the Kapuni Formation below 4,000m (13,000 feet). The Cardiff Prospect is defined as a deep structure covering an area of more than 20 sq km (5,000 acres) within PEP 38738; and Cardiff-1, drilled in 1993, encountered gas bearing sandstones over an interval of nearly 600m (2,000 feet) within this structure.

Announcing the signing of the Memorandum of Understanding, Austral Chief Executive Dave Bennett said that these commercial arrangements will result in the Cardiff-2 well being drilled and tested later this year. Dave Bennett and Genesis Chief Executive, Murray Jackson agreed that the application of modern drilling and testing techniques may establish substantial amounts of new gas here and elsewhere in the Taranaki Basin. The proximity of the Cardiff Prospect to existing gas infrastructure should result in a fast track development, in the event that commercially recoverable reserves are established.

Dave Bennett said “We are pleased to have entered into this arrangement with Genesis Power. We believe this deep gas prospect has enormous potential for both companies”.

CONTACT: Investor Relations: tel: 1 800 3043631 (USA/Canada)

+644 476 2529 (New Zealand)

Web site: http://www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.